

May 2, 2012

Via E-mail
Mr. Sean P. Hennessy
Senior Vice President – Finance and Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115

> **RE: The Sherwin-Williams Company**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarter ended March 31, 2012**
> **Filed April 25, 2012**
> **File No. 1-4851**

Dear Mr. Hennessy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 19

Purchase Accounting, Goodwill and Intangible Assets, page 20

2. You disclose on page 21 that a reporting unit is a reportable segment or one level below the reportable segment as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable segment having similar economic characteristics. Note that a reporting unit is an operating segment (as defined in ASC 280-10-50-1), not a reportable segment, or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. Please revise your disclosure accordingly, and confirm that this did not impact your impairment testing.

Other Liabilities, page 22

3. You indicate that you are self-insured for certain liabilities, primarily worker's compensation claims, employee medical and disability benefits, and automobile, property, general and product liability claims. Please disclose your excess loss limits associated with each risk you are self-insured for, and also disclose each risk for which you do not have excess loss limits. Please also quantify, if material, the dollar amount of your self-insurance accruals for each period presented.

Financial Condition, Liquidity and Cash Flow, page 24

Cash Flow, page 30

4. Please enhance your disclosure to also discuss the changes in your investing and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Form 10-Q for the Quarter Ended March 31, 2012

General

5. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief